OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: December 31, 2001
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
--------        Washington, D.C. 20549                 hours per response.. 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


----------------------------------------------
1. Name and Address of Reporting Person*


     Miersch        Edward         R.
     ------------------------------------------
     (Last)         First)         (Middle)


     4716 Old Gettysburg Road, P.O. Box 2034
     ------------------------------------------
               (Street)


     Mechanicsburg,      PA              17055
     ------------------------------------------
     (City)            (State)           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NASDAQ (SLMC)

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3. IRS Identification Number of Reporting
   Person, if an entity

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4. Statement (Month/Year)

     March 2002
-----------------------------------------------
5. If Amendment, Date of Original (Month/Year)

     /  /
-----------------------------------------------
6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

        Director               10% Owner
      X Officer (give title     Other (specify
                     below)              below)
        President, NovaCare Rehabilitation Division

------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable List)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

-------------------------------------------------

             Table I - Non-Derivative Securities, Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of     6. Ownership Form: 7. Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities       Direct (D) or      Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially     Indirect (I)       Beneficial
                                                               (D) (Inst. 3,       Owned at End     (Instr. 4)         Ownership
                                                               4 and 5)            of Month (Instr.                    (Instr. 4)
                                                                                   3 and 4)

                                             Code   V        Amount  (A)or Price
                                                                     (D)
   Common Stock, par
   value $.01 per share   03/13/02             M            8,840 (A)     $ 6.51

   Common Stock, par
   value $.01 per share   03/14/02             M              544 (A)     $ 6.51

   Common Stock, par
   value $.01 per share   03/14/02             M            2,456 (A)     $10.42

   Common Stock, par
   value $.01 per share   03/19/02             M            1,000 (A)     $10.42

   Common Stock, par
   value $.01 per share   03/13/02             S            1,000 (D)    $13.500

   Common Stock, par
   value $.01 per share   03/13/02             S              500 (D)    $13.568

   Common Stock, par
   value $.01 per share   03/13/02             S              200 (D)    $13.577

------------------------------------------------------------------------------------------------------------------------------------

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                        1 of 4


FORM 4 (Continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date         7.Title       8.Price   9.Number  10. Owner-  11. Nature
  Derivative   sion or    action    tion       of         Exer-          and           of        of          ship        of
  Security     Exercise   Date      Code       Deriv-     cisable        Amount        Deriv-    Deriv-      Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-        of            ative     ative       of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-          Under-        Secur-    Secur-      rivative    ficial
               ative      Year)                ities      tion           lying         ity       ities       Secu-       Owner-
               Security                        Ac-        Date           Secur-        (Instr.   Bene-       rity:       ship
                                               quired     (Month/        ities         5)        ficially    Direct      (Instr.
                                               (A) or     Day/           (Instr.                 Owned at    (D) or      4)
                                               Disposed   Year)          3 and 4)                End of      Indirect
                                               of (D)                                            Month       (I)
                                               (Instr.                                           (Instr.     (Instr.
                                               3, 4 and                                          4)          4)
                                               5)

                                      Code V   (A) (D)    Date   Ex-     Title  Amount
                                                          Ex-    pir-           or
                                                          ercis- ation          Number
                                                          able   Date           of
                                                                                Shares

Non-qualified   $6.51    03/13/02       M          8,840   (1) 12/31/09 Common  8,840
Stock Options                                                            Stock
(right to buy)

Non-qualified   $6.51    03/14/02       M            544   (1) 12/31/09 Common    544          99,073     (D)
Stock Options                                                            Stock
(right to buy)

Non-qualified  $10.42    03/14/02       M           2,456  (2) 10/12/10 Common  2,456
Stock Options                                                            Stock
(right to buy)

Non-qualified  $10.42    03/19/02       M           1,000  (2) 10/12/10 Common  1,000          13,824     (D)
Stock Options                                                            Stock
(right to buy)

----------------------------------------------------------------------------------------------------------------------------------

Explanation  of  Responses:

(1) The original option grant of 165,121 options vests over 5 years in equal parts of 1/5th of the total per year, the second installment of which vested on 01/01/02.
(2) The original option grant of 17,280 options vests over 5 years in equal parts of 1/5th of the total per year, the first installment of which vested on 10/13/01.

                         /s/ Edward R. Miersch                  4/4/02
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                                   2 of 4

Edward R. Miersch                    Select Medical Corporation - NASDAQ (SLMC)
4716 Old Gettysburg Road
P.O. Box 2034                                                        March 2002
Mechanicsburg, PA 17055


             Table I - Non-Derivative Securities, Beneficially Owned (cont.)
 -----------------------------------------------------------------------------------------------------------------------------------

  Title of Security     Transaction       Transaction      Securities           Amount of         Ownership Form:     Nature of
                        Date (Month/      Code             Acquired (A)         Securities        Direct (D) or       Indirect
                        Day/Year)                          or Disposed of       Beneficially      Indirect (I)        Beneficial
                                                               (D)              Owned at End                          Ownership
                                                                                of Month
                                             Code   V     Amount  (A)or  Price
                                                                   (D)

Common Stock, par value       3/13/02        S            300     (D)   $13.600
$.01 per share

Common Stock, par value       3/13/02        S            500     (D)   $13.607
$.01 per share

Common Stock, par value       3/13/02        S            500     (D)   $13.615
$.01 per share

Common Stock, par value       3/13/02        S          1,800     (D)   $13.620
$.01 per share

Common Stock, par value       3/13/02        S            100     (D)  $13.6202
$.01 per share

Common Stock, par value       3/13/02        S            400     (D)   $13.624
$.01 per share

Common Stock, par value       3/13/02        S            640     (D)   $13.625
$.01 per share

Common Stock, par value       3/13/02        S            400     (D)   $13.627
$.01 per share

Common Stock, par value       3/13/02        S            200     (D)   $13.630
$.01 per share

Common Stock, par value       3/13/02        S          2,100     (D)   $13.650
$.01 per share

Common Stock, par value       3/13/02        S            200     (D)   $13.653
$.01 per share

Common Stock, par value       3/14/02        S              44    (D)   $13.500
$.01 per share

Common Stock, par value       3/14/02        S             500    (D)   $13.530
$.01 per share

Common Stock, par value       3/14/02        S             956    (D)   $13.500
$.01 per share

Common Stock, par value       3/14/02        S             300    (D)   $13.520
$.01 per share

Common Stock, par value       3/14/02        S             400    (D)   $13.530
$.01 per share



                                   3 of 4

Edward R. Miersch                    Select Medical Corporation - NASDAQ (SLMC)
4716 Old Gettysburg Road
P.O. Box 2034                                                        March 2002
Mechanicsburg, PA 17055


             Table I - Non-Derivative Securities, Beneficially Owned (cont.)
 -----------------------------------------------------------------------------------------------------------------------------------

  Title of Security     Transaction       Transaction      Securities           Amount of         Ownership Form:     Nature of
                        Date (Month/      Code             Acquired (A)         Securities        Direct (D) or       Indirect
                        Day/Year)                          or Disposed of       Beneficially      Indirect (I)        Beneficial
                                                               (D)              Owned at End                          Ownership
                                                                                of Month
                                             Code   V     Amount  (A)or  Price
                                                                   (D)

Common Stock, par value       3/14/02        S            300     (D)   $13.540
$.01 per share

Common Stock, par value       3/14/02        S            200     (D)   $13.550
$.01 per share

Common Stock, par value       3/14/02        S            200     (D)   $13.570
$.01 per share

Common Stock, par value       3/14/02        S            100     (D)   $13.577
$.01 per share

Common Stock, par value       3/19/02        S            500     (D)   $13.654
$.01 per share

Common Stock, par value       3/19/02        S            500     (D)   $13.655      2,419                 (D)
$.01 per share


                                   4 of 4